Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

Hologic, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Hologic, Inc. held on January 11, 2008, resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED: That it is advisable and in the best interests of the corporation to amend the Certificate of Incorporation of the corporation so that the first paragraph of Article Fourth shall read in its entirety as follows:

(a) The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 750,000,000 shares of Common Stock, $.01 par value per share (“Common Stock”), and (ii) 1,622,685 shares of Preferred Stock, $.01 par value per share (“Preferred Stock”), of which 30,000 shares have been designated Series A Junior Participating Preferred Stock (“Series A Preferred Stock”).

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a annual meeting of the stockholders of said corporation was duly called and held, on March 11, 2008, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Hologic, Inc. has caused this Certificate to be signed by Glenn P. Muir, its Executive Vice President, this 11th day of March, 2008.

HOLOGIC, INC.

By:
Name: Glenn P. Muir Title: Executive Vice President